Exhibit 4.5

POPULAR, INC. PUERTO RICO
NONQUALIFIED DEFERRED COMPENSATION PLAN

Effective August 1, 2008
THIS DOCUMENT CONSTITUTES PART OF A
PROSPECTUS COVERING SECURITIES THAT HAVE BEEN
REGISTERED UNDER THE SECURITEIS ACT OF 1933, AS AMENDED.

INTRODUCTION
     Popular, Inc. (“Popular”) hereby establishes the Popular, Inc. Puerto Rico Nonqualified Deferred Compensation Plan (the “Plan”), as set forth herein, effective as of August 1, 2008. The purpose of the Plan is to allow certain employees of Popular and its affiliates to defer receipt of a portion of their compensation in excess of the amounts allowed to be deferred under the Popular, Inc. Puerto Rico Savings and Investment Plan and to provide for payment of discretionary deferred compensation to certain employees of Popular and its affiliates, or a death benefit for their beneficiaries.
     The Plan is an unfunded plan of deferred compensation for a select group of management or highly compensated employees of Popular and its affiliates intended to be exempt from the provisions of Parts 2, 3 and 4 Title I, Subtitle B of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”). The Plan is not intended to be a tax qualified retirement plan under Section 1165 of the Puerto Rico Internal Revenue Code of 1994, as amended.
ARTICLE I. DEFINITIONS
     As used herein, the following words and phrases shall have the meaning indicated unless otherwise defined or required by the context:
     “Account” shall mean a bookkeeping reserve account established in the books of Popular reflecting the total amounts credited to a Participant under the Plan.
     “Active Participant” shall mean, with respect to any Plan Year, a Participant who is not an Inactive Participant.
     “Administrator” shall mean the Popular, Inc. Puerto Rico Benefits Committee or such other person(s) designated as such by the Board.
     “Beneficiary” shall mean the Participant’s successors, as determined in accordance with the applicable laws related to legal conjugal partnership and descent and distribution of the Commonwealth of Puerto Rico or any other applicable jurisdiction.
     “Board” shall mean the Board of Directors of Popular.
     “Cause” shall mean any of the following:
          (i) the willful dereliction by the Participant of his duties to Popular and its affiliates,
          (ii) any dishonest, fraudulent or criminal act on the part of the Participant that either occurs in connection with his performance of services to Popular or its affiliates or adversely affects the reputation of Popular and its affiliates or
          (iii) the willful failure of the Participant to comply with the lawful directives of the Board, the Board of Directors of his Employer or of any other employee of Popular or its affiliates who has supervisory authority with respect to the Participant.
     “Change of Control” shall be deemed to have occurred if:
          (i) any “person”, including a “group” (as determined in accordance with Section 13(d)(3) of the Securities Exchange Act of 1934), becomes the owner after the Effective Date, directly or indirectly by purchase, merger, exchange offer, tender offer, or other business combination of voting securities of Popular representing fifty percent (50%) or more of the then outstanding voting securities of Popular; or
          (ii) Popular transfers substantially all of its assets to another person which is not a wholly owned subsidiary or parent of Popular.
     “CIC” shall mean the Popular, Inc. Corporate Investment Committee or such other person(s) designated by the Board to oversee the investments of the Trust.
     “Code” shall mean the Puerto Rico Internal Revenue Code of 1994, as amended from time to time.
     “Compensation” shall mean the annual base salary, cash incentives or commissions, cash bonuses, Christmas bonus, and profit sharing amounts earned by a Participant from the Employer. It shall not include Employer contributions or credits under this or any other tax qualified or nonqualified plan and payments under long-term incentive plans.
     “Deed of Trust” shall mean the deed pursuant to which Popular declared or constituted the Trust, pursuant to Article VII.
     “Deferral Amount” shall mean the Participant Deferral Amount and the Employer Deferral Amount.
     “Disability” shall mean a physical or mental condition resulting from bodily injury, disease or mental disorder which renders the Participant incapable of continuing employment with the Employer and qualifies the Participant for long-term disability income benefits under the Employer’s long-term disability plan, as determined by the insurer or administrator of that long-term disability plan. If a Participant is not covered by the Employer’s long-term disability plan, the Administrator will determine if the Participant’s condition renders him incapable of continuing employment with the Employer.
     “Effective Date” of the Plan shall mean August 1, 2008.

     “Election Dates” shall mean the date or dates during a Plan Year selected by the Administrator during which a Participant may elect to defer Compensation.
     “Eligible Employee” shall mean the Employee who meets the eligibility requirements of Section 2.01 of the Plan.
     “Employer” shall mean Popular and any of its affiliates in Puerto Rico that has adopted the Plan.
     “Employer Deferral Amount” shall mean the total amount elected by an Employer to be credited to the Account of a Participant under Section 3.02.
     “Financial Hardship” shall mean an event constituting a “financial hardship” under the terms of the Popular, Inc. Puerto Rico Savings and Investment Plan, as determined by the Administrator.
     “Inactive Participant” shall mean a Participant who has a balance remaining in his Account and who either has incurred in a termination of employment, or has suspended or ceased deferrals under the Plan.
     “Investment Adjustment” shall mean an amount equal to the net increase or decrease in the fair market value of an Account during a Plan Year or other period selected by the Administrator in accordance with the earnings crediting options selected by the Participant from time to time, exclusive of the effect of any Deferral Amount credited for such year or other period. Increases and decreases shall include such items as realized or unrealized investment gains or losses, investment income and, at the discretion of the Administrator, may include expenses of administering the Trust and the Plan and income taxes paid by Popular on investment earnings of the Trust. The rate of return, positive or negative, to be credited under each earnings crediting option is based upon the actual performance of the investment funds or securities designated by the CIC from time to time, including shares of stock of Popular, computed from the date on which the Trustee makes the investment. Provided that the Trustee may invest the assets of the Trust in short-term obligations before investing the assets in investment funds or securities designated by the Participants.
     “Participant” shall mean an Eligible Employee who has become a Participant as provided under Article II.
     “Participant Deferral Amount” shall mean the total amount of Compensation elected by a Participant to be deferred under Section 3.01.
     ‘’Plan” shall mean the Popular, Inc. Puerto Rico Nonqualified Deferred Compensation Plan, as contained herein and as amended from time to time.

     “Plan Year” shall mean the twelve month period beginning on January 1 and ending on December 31.
     “Popular” shall mean Popular, Inc., its successors and assignees.
     “Termination of Employment” shall mean the date on which a Participant ceases his employment with the Employer for any reason. However, Termination of Employment shall not include the transfer of employment between Employers.
     “Trust” shall mean the trust declared or constituted in connection with this Plan and all of the assets that are held by the Trustee thereunder.
     “Trustee” shall mean Banco Popular de Puerto Rico or the party or parties designated as such under the Deed of Trust.
     “Valuation Date” shall mean the date or dates during a Plan Year selected by the Administrator. The last day of the Plan Year shall be the Annual Valuation Date.
ARTICLE II. ELIGIBILITY AND PARTICIPATION
     Section 2.01 Eligibility.
     Any employee of the Employer shall be eligible to participate in the Plan if (i) his annual base salary from the Employer is at least $100,000 or (ii) his sales commissions earned from the Employer during each of the last three years are at least $85,000. The aforementioned annual base salary and commission amounts shall be revised every three years by the Administrator. Notwithstanding the above, any employee of the Employer who is a member of the Corporate Leadership Circle of Popular shall not be eligible to participate in the plan until such future date decided by the Board.
The Administrator shall notify each Eligible Employee of his eligibility to participate in the Plan.
     Section 2.02 Participation.
     An Eligible Employee shall become a Participant by electing to defer Compensation under the Plan. An Eligible Employee who has not otherwise become a Participant shall become a Participant as of the date determined by the Employer for purposes of receiving a credit of an Employer Deferral Amount under Section 3.02.

ARTICLE III. DEFERRAL AMOUNTS
     Section 3.01 Participant Deferral Amounts.
     An Eligible Employee may elect to defer Compensation as provided in this Section.
          (a) A Participant may choose during the Election Dates to defer up to 80% of his Compensation.
          (b) A deferral election hereunder shall be irrevocable, except as provided in (c) below, and shall be effective with respect to Compensation not yet earned by the Participant; provided, however, that if a Participant is declared to be ineligible by the Administrator, any deferral election then in effect with respect to such Participant shall be revoked automatically effective with respect to Compensation earned after the Participant is declared ineligible.
          (c) At any time during the Plan Year, a Participant may revoke his deferral election. A Participant who revokes a deferral election may elect to defer Compensation for any future calendar year.
          (d) A deferral election hereunder shall be in effect until it is modified or revoked by the Participant.
          (e) The Participant Deferral Amount shall be credited to the Participant’s Account as of the date on which the Compensation subject to the deferral otherwise would have been paid.
     Section 3.02 Employer Deferral Amounts.
     Popular’s Executive Vice President for People and Communications in conjunction with another Senior Executive Vice President or Executive Vice President of Popular, may elect to credit to the Account of an Eligible Employee an Employer Deferral Amount, as determined in their discretion.
ARTICLE IV. ACCOUNTS
     Section 4.01 Accounts.
     The Administrator shall establish and maintain an Account in the name of each Participant, to which the Administrator shall credit and debit Deferral Amounts, Investment Adjustments and withdrawals from time to time in accordance with this Plan.

     Section 4.02 Investment Adjustment.
     As of each Valuation Date, the Administrator shall make an Investment Adjustment to the Participant’s Account for the period since the preceding Valuation Date.
ARTICLE V. BENEFITS
     Section 5.01 General.
     Except as otherwise provided below, a Participant shall be entitled to payment of a benefit equal to the value of his Account at Termination of Employment. A Participant shall be considered fully vested in his Account at all times.
     Section 5.02 Distribution Events.
          (a) Death. In the event of the Termination of Employment of a Participant by reason of his death, his Beneficiary thereupon shall be entitled to a benefit equal to the value of his Account.
          (b) Termination of Employment. In the event of a voluntary or involuntary Termination of Employment of a Participant, he shall be entitled to a benefit equal to the value of his Account.
          (c) Disability. In the event of a Participant’s Disability, he shall be entitled to a benefit equal to the value of his Account.
     Section 5.03 Withdrawals during Participant’s Service.
          (a) Financial Hardship Withdrawals. Notwithstanding any other provision of the Plan, if a Participant suffers a Financial Hardship, he may apply to the Administrator for a distribution of all or any portion of his Account prior to the time it would otherwise be payable under the Plan. The amount of any Financial Hardship distribution shall be limited to the amount necessary to relieve the Financial Hardship. The determination of whether a Participant has a Financial Hardship and the amount which qualifies for distribution, if any, shall be made by the Administrator at its sole discretion and notified to the Participant. The Administrator’s determination shall be final, binding and conclusive. The Administrator may require evidence of the purpose and amount of the need and may establish other procedures as it deems appropriate.
          (b) Post Secondary Education Withdrawals. Once per year, a Participant may apply to the Administrator for a distribution of all or any portion of his Account prior to the time it would otherwise be payable under the Plan, if the total amount of the distributions shall be used for the payment of post secondary education (including room and board) of a

Participant’s child. The Administrator may require evidence of the Participant’s child’s post secondary education expenses and may establish certain procedures as it deems appropriate. The Administrator will only approve distributions under this section 5.03(b) after Popular has received a favorable determination letter from the Secretary of the Treasury of Puerto Rico or an opinion of counsel stating that a Participant’s right to receive a distribution under this section 5.03(b) does not cause current income taxation of the Account to the Participant.
ARTICLE VI. PAYMENT OF BENEFITS
     Section 6.01 Valuation of Benefits.
     The valuation of an Account with respect to any benefit hereunder shall be made as of the Valuation Date coincident with or next preceding the date of distribution.
     Section 6.02 Conditions for Payment.
     Before payment of any benefit hereunder, the Administrator may require that the Participant, Beneficiary or their legal representatives, as a condition precedent to such payment, execute a receipt and release. The Administrator may offset payment of benefits under the Plan against any outstanding and due debt of the Participant or Beneficiary to Popular or any of its affiliates, including any debt arising from unauthorized, dishonest, fraudulent or illegal acts on the part of the Participant in connection with the performance of Participant’s services to Popular or any of its affiliates.
     Section 6.03 Time of Payment.
     Generally, benefits under the Plan shall be paid (or begin to be paid) as soon as reasonably practicable following the Participant’s Termination of Employment, Death or Disability, but in no event more than thirty (30) days following such time.
     Section 6.04 Form of Benefit Payment.
     Benefits under the Plan shall be paid in a single lump sum payable in cash and shares of Popular’s stock, to the extent that the Participant elected an earnings crediting option consisting of Popular stock. A Participant whose Termination of Employment occurs on or after age 55 and 10 or more years of employment with Popular and its affiliates for reasons other than Cause, may elect the payment of benefits under the Plan in equal annual installments during a period of time not to exceed 10 years in an amount equal to or greater than $12,000, as elected by the Participant, payable in cash and shares of Popular’s stock in the same proportion that the Participant’s Account invested in shares of Popular’s stock and other Plan investments bears to the total Account value. The first annual installment shall be paid on the first quarter of the calendar year following the termination of employment. A Participant may change his distribution election at any time. However, the applicable distribution election shall be the one in effect six months prior to the Participant’s Termination of Employment.
     Upon the death of a Participant, benefits under the Plan shall be paid in a single cash lump sum. As soon as reasonably possible after the Administrator becomes aware of a Participant’s death, the Administrator shall deposit the amounts due under the Plan in the Participant’s savings account with Banco Popular de Puerto Rico. If the Participant does not maintain a savings account with Banco Popular de Puerto Rico, the amounts due under the Plan shall be deposited in a regular savings account with Banco Popular de Puerto Rico in the name of the Participant for future payment to the Participant’s Beneficiary. For purposes of this Section 6.04, Banco Popular de Puerto Rico’s regular savings account is the Ahorro a Toda Hora or its equivalent.
     Section 6.05 Change of Control.
     Notwithstanding any other provisions of this Plan to the contrary, benefits payable under the Plan shall be assumed by a successor entity in any case of a Change of Control.
ARTICLE VII. THE TRUST
     Section 7.01 Constitution of Trust.
     Popular will constitute the Trust as a source of funds to assist it in the meeting of its liabilities under the Plan. The Trust shall be intended to be a “grantor trust,” of which Popular is the grantor, within the meaning of Section 1167 of the Code. The principal of the Trust, and any earnings thereon, shall be held separate and apart from other funds of Popular and shall be used exclusively for the uses and purposes of Participants and Beneficiaries as general creditors of Popular. Participants and Beneficiaries shall have no preferred claim to, or any beneficial ownership interest in, any assets of the Trust. Any rights created under the Plan and the Trust shall be mere unsecured contractual rights of Participants and Beneficiaries against Popular. Any assets held by the Trust will be subject to the claims of Popular’s general creditors under federal and state law in the event of Popular’s insolvency or bankruptcy.
     Section 7.02 Payments by Trustee.
     The Trustee shall pay the benefit attributable to the Account of each Participant at such time and in such manner as provided under Articles V and VI, at the direction of the Administrator and in accordance with the terms of the Deed of Trust, provided, however, payments by the Trustee shall be made only to the extent of amounts which are deposited to the Trust and Investment Adjustments with respect thereto. Payments by the Trustee hereunder shall satisfy in whole or in part, the obligation of Popular to pay benefits under the Plan.

ARTICLE VIII. PLAN ADMINISTRATION
     Section 8.01 Authority of Administrator.
     The Administrator shall administer, construe and interpret the Plan, in its sole discretion. The construction and interpretation of any provision of the Plan by the Administrator shall be final and binding upon all persons.
     Section 8.02 Delegation.
     The Administrator may, in its sole discretion, delegate any of their duties under the Plan to an officer or employee of Popular (or committee thereof).
     Section 8.03 Records and Rules.
     The Administrator shall keep written records sufficient to reflect the identity of Participants and Account balances. It shall adopt such rules as it shall deem reasonable and appropriate to the administration of the Plan.
     Section 8.04 Claims Procedure.
     Claims for benefits under the Plan shall be filed with the Administrator on forms supplied by the Administrator. If the Administrator determines that a claim of a Participant or Beneficiary shall be denied, then the following provisions shall govern:
          (a) Disposition of Claim. Written notice of the disposition of a claim shall be furnished to the claimant with ninety (90) days after the application is filed. If special circumstances require an extension of time for processing the initial claim, a written notice of the extension and the reason therefore shall be furnished to the claimant before the end of the initial ninety-day period. In no event shall such extension extend beyond ninety (90) days. If a claim is denied, the Administrator shall provide the claimant with written notice setting forth (i) the specific reason for the denial, (ii) specific reference to pertinent Plan provisions upon which the denial is based, (iii) a description of any additional material or information necessary for the claimant to perfect the claim, and (iv) an explanation of the claimant’s rights with respect to the claims review procedure.
          (b) Claims Review. If a claim for benefits is denied or if the claimant has had no response to such claim within ninety (90) days of its submission (in which case the claim for benefits shall be deemed to have been denied), the claimant or his duly authorized representative shall have the right to (i) request a review of the denial of benefits by written notice delivered to the Administrator within sixty (60) days of the receipt of written notice of denial or sixty (60) days from the date the claim is deemed to be denied, (ii) review pertinent documents, and (3) submit issues and comments in writing.

          (c) Decision on Review. The Administrator shall, upon receipt of a request for review submitted by the claimant in accordance with subsection (b), appoint such person or persons (review panel), in its complete discretion, to conduct such review, and to provide the claimant with written notice of the decision reached by the review panel setting forth the specific reasons for the decision and references to the provisions of the Plan upon which the decision is based. Such notice shall be delivered to the claimant not later than sixty (60) days following the receipt of the claimant’s request, unless the Administrator determines that a hearing is needed. If an extension of time is required to conduct a hearing, written notice of the extension shall be furnished to the claimant before the end of the original sixty (60) day period. If the decision on review is not furnished within the time specified above, the claim shall be deemed denied on review.
     Section 8.05 Correction of Errors.
     If an error in calculation or administration results in any Participant or Beneficiary receiving from the Plan more or less than he should receive, the Administrator, upon discovery of such error, shall correct the error by adjusting, as far as is practicable, the payments in such a manner that the benefits to which such person was correctly entitled shall be paid. Popular shall have the right to recover from the Participant or Beneficiary any amounts paid in excess of the amounts due under the Plan.
ARTICLE IX. PLAN AMENDMENT AND TERMINATION
     The Board, in its discretion, shall have the right at any time to modify, alter, amend or terminate the Plan in whole or in part by resolution communicated to Participants not later than sixty (60) days following adoption. No amendment shall have the effect of reducing a Participant’s benefit accrued to the date of the amendment. No amendment shall operate to increase the duties and responsibilities of the Trustee except by written instrument duly executed by and between Popular and the Trustee. Upon termination of the Plan, the Board may cause all benefits under the Plan to become immediately payable.
ARTICLE X. MISCELLANEOUS PROVISIONS
     Section 10.01 Employment Rights.
     No provision of the Plan shall be deemed to abridge or limit any managerial right of the Employer, or to give any employee or Participant the right to be retained in employment. By participation in the Plan, each Participant, on behalf of himself, his heirs, assigns and Beneficiary, shall be deemed conclusively to have agreed to and accepted the terms and conditions of the Plan.

     Section 10.02 Nonalienation of Benefits.
     Except as otherwise provided by law, no benefit or distribution under the Plan shall be subject either to the claim of any creditor of a Participant or Beneficiary other than Popular and its affiliates, or to attachment, garnishment, levy, execution or other legal or equitable process by any creditor of such person other than Popular and its affiliates, and no such person shall have any right to alienate, anticipate or assign all or any portion of any benefit or distribution under the Plan. The Plan shall not be liable for or subject to the debts, contracts, liabilities, engagements or torts of any person entitled to benefits hereunder.
     If benefits of any Participant or Beneficiary are garnished or attached, the Administrator may seek a declaratory judgment in a court of competent jurisdiction to determine the proper recipient of the benefits to be paid by the Plan. During the pendency of such action, any benefits that become payable may be paid into the court to be distributed by the court as it deems proper at the conclusion of the action.
     Section 10.03 Withholding and Deductions.
     All payments made by Popular or Trustee under the Plan to any Participant or Beneficiary shall be subject to applicable withholding and to such other deductions as shall at the time of such payment be required under any income tax or other law, whether of the Commonwealth of Puerto Rico, the United States or any other jurisdiction, and, in the case of payments to a Beneficiary, the delivery to the Administrator of all necessary waivers, qualifications and other documentation. Determinations by the Administrator as to withholding with respect thereto shall be binding on the Participant and any Beneficiary.
     Section 10.04 Incapacity.
     If any Participant or Beneficiary is a minor, or is in the judgment of the Administrator otherwise legally incapable of receiving and giving a valid receipt for any payment due him hereunder, the Administrator may, unless and until a claim shall have been made by a guardian or conservator of such person duly appointed by a court of competent jurisdiction, direct the Trustee that payment be made to such person’s spouse, child, parent, brother or sister, or other person deemed by the Administrator to be a proper person to receive such payment. Any payment so made shall be a complete discharge of any liability under the Plan for such payment.
     Section 10.05 Effect of Invalidity of Provision.
     If any provision of the Plan is held invalid or unenforceable, such invalidity or unenforceability shall not affect any other provisions hereof, and the Plan shall be construed and enforced as if such provision had not been included.

     Section 10.06 Rights of Participants and Beneficiaries.
     The Plan and Trust shall at all times constitute an unsecured promise of Popular to pay benefits under the Plan as they come due. The right of a Participant or Beneficiary to receive benefits hereunder shall be solely an unsecured claim against the general assets of Popular. A Participant or Beneficiary shall have no claim against or rights in any specific assets of Popular and all assets of the Trust shall be deemed general assets of Popular.
     Section 10.07 Discretion of Administrator.
     The Administrator shall have the sole and absolute discretion to take or not to take such actions as may be necessary or appropriate for the administration of the Plan. The exercise of such discretion shall not be subject to question or review by any person, unless the Administrator’s exercise of discretion was arbitrary and capricious.
     Section 10.08 Construction.
     In the construction of the Plan, the masculine shall include the feminine and the singular the plural in, all cases where such meanings would be appropriate.
     Section 10.09 Controlling Law.
     The laws of the Commonwealth of Puerto Rico shall be the controlling state law in all matters relating to the Plan and shall apply to the extent that it is not preempted by federal law.
IN WITNESS WHEREOF, Popular has caused this Plan to be signed by its duly authorized officer and adopted as of the 1st day of August, 2008.

POPULAR, INC.
By:	/s/ Eduardo J. Negrón
Eduardo J. Negrón